EXHIBIT 4.12
OPERATING CONSULTING AGREEMENT
THIS AGREEMENT is made as of the 1st day of May, 2006
BETWEEN:
     CAMPBELL RESOURCES INC.
     (hereinafter called “Campbell”)
OF THE FIRST PART;
       - and -
NUINSCO RESOURCES LIMITED, a corporation incorporated
under the laws of the Province of Ontario,
     (hereinafter called “Nuinsco”)
OF THE SECOND PART.
WHEREAS Campbell desires to appoint Nuinsco, and Nuinsco desires to accept such appointment, to provide consulting services respecting the operations management of the Properties on the terms and conditions hereinafter set forth;
     NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties agree as follows:
ARTICLE 1
DEFINITIONS
1.1 In this Agreement, unless the context otherwise requires, the expressions defined in the recitals hereto will have the meanings ascribed therein and the following expressions will have the following meanings:
“this Agreement”, “herein”, “hereto”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular clause, subclause, section, subsection or paragraph or other portion hereof, and include amendments hereto, any agreement which is supplementary to or in amendment or confirmation of this Agreement and any schedules hereto or thereto;
“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, government or governmental agency, department or instrumentality, or any group or combination thereof.
“Affiliate” has the meaning set forth in the Securities Act (Ontario) as amended from time to time;

“Business Day” means a day other than a Saturday, Sunday or any day other than Saturday or Sunday on which the principal commercial banks located in Toronto, Ontario are not open for business during normal business hours;
“Common Shares” means the common shares of Campbell as such shares are constituted on the date hereof, as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Section 6.2;
“Default Notice” has the meaning ascribed thereto in Section 7.3;
“Equity Funding” shall have the meaning attributed to such term in the letter dated April 18, 2006 from Nuinsco to Campbell;
“Facilities” means all buildings, structures, fixtures, improvements, pits, shafts, haulageways and other underground workings, machinery, equipment, housing, townsite, transportation facilities and all other property, whether fixed or moveable, relating to or which may be required for use in connection with a Property;
“Mine and Plant” means the mine workings and access thereto, including any tailings treatment plant, and all other Facilities respecting a Property;
“Operating Plan” has the meaning ascribed thereto in Section 4.1;
“Operations” means, in respect of a Property, the exploration, development and exploitation thereof, the operation of the related Mine and Plant and Facilities, and the extraction and treatment of Product therefrom;
“Ore” means all materials from the Property, the nature and composition of which, in the sole judgement of Nuinsco, justifies either:
(a) mining or removing from the Property and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment; or
(b) leaching such material in place;
     “Product” means:
(a) all Ore shipped and sold prior to treatment; and
(b) all concentrates, precipitates and products produced from Ore;
“Program” means any Operating Plan and any program to carry out exploration and development activities in respect of a Property and will also mean, as the context requires, a written document wherein there is specified in reasonable detail:

(a) an outline of any and all research, exploration, evaluation, development, construction, mining or other work proposed to be carried out during such Program; and
(b) the estimated cost of such work; and
“Properties” means the Copper Rand Mine, the Joe Mann Property, the Corner Bay Property and any other properties held by Campbell and mutually agreed to from time to time, described in Schedule “A”, and “Property” means one of the Properties.
1.2 In this Agreement, except as otherwise expressed or provided or as the context otherwise requires:
1.2.1 the headings and captions are provided for convenience only and will not form a part of this Agreement, and will not be used to interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions;
1.2.2 the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;
1.2.3 a reference to a statute includes every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;
1.2.4 a reference to a particular body corporate includes the body corporate derived from the amalgamation of the particular body corporate, or of a body corporate to which such reference is extended by this Section 1.2.4, with one or more other bodies corporate;
1.2.5 words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders; and
1.2.6 a reference to “approval”, “authorisation”, “consent”, “designation” or “notice” means written approval, authorisation, consent, designation or notice unless specifically indicated otherwise.
ARTICLE 2
APPOINTMENT, RIGHTS AND OBLIGATIONS
2.1 Nuinsco is appointed as an exclusive consultant to provide consulting services respecting the management of the Operations of the Properties and has the duties, responsibilities and rights outlined in this Agreement.
2.2 Nuinsco shall provide the services of Warren Holmes, Rene Galipeau, Brian Robertson, Paul Jones, Normand Lecuyer (collectively, the “Executives”) and/or other qualified individuals hereunder for 120 hours per month until April 30, 2007 and thereafter for 40 hours per month. In the event that the number of hours provided by the Executives in any one month exceeds 120 or

40 hours, as applicable, the excess hours shall be credited against the number of hours of service to be provided by the Executives in subsequent months during each twelve (12) month period ending on April 30th in each year. In the event that on April 30th in any year or on the date of termination of this Agreement (as applicable), there remains a credit balance in the number of hours provided by the Executives, Campbell shall pay to Nuinsco a fee equal to $200.00 for each such hour (plus applicable GST).
ARTICLE 3
DESCRIPTION OF SERVICES
3.1 Nuinsco will provide the consulting services respecting the management of the Operations for and on behalf of Campbell in respect of each Property and, without limiting the generality of the foregoing, will have the following duties, obligations and responsibilities:
     3.1.1 Exploration, Development, Operations, Exploitation, Treatment
(a) the provision of consulting services respecting the Operations;
(b) the hiring and dismissal of all personnel, provided that all matters relating to changes in personnel shall be subject to the prior approval of the chief executive officer of Campbell in advance;
(c) the identification, selection and engagement of contractors to carry out any of the Operations, subject to the prior approval of the chief executive officer of Campbell and subject to the terms and conditions of each collective agreement with any union which is then validly authorized to represent workers at the Property in respect of the applicable work;
     3.1.2 Programs and Budgets
(a) the provision of technical and consultative services respecting the preparation of Operating Plans and the budgets relating thereto;
(b) the provision of technical and consultative services respecting the preparation of exploration and development Programs and the budgets relating thereto;
(c) the provision of technical and consultative services respecting economic evaluations of, and the preparation of feasibility studies relating to, the Property, including feasibility studies relating to any expansion program to be undertaken on the Property; and
     3.1.3 Training of Personnel
the training of personnel, which will include training in operational and technical aspects for the Mine and Plant.

3.2 Without limiting the generality of Section 3.1, Normand Lecuyer shall provide services hereunder with respect to the Operations of the Properties and shall liaise with and advise the general manager thereof.
3.3 Campbell covenants and agrees to, and to cause all of its officers and employees to fully co-operate with Nuinsco and carry out, in a timely manner, all of Nuinsco’s advice and recommendations which have been previously approved by the chief executive officer of Campbell, including, without limitation, all such advice and recommendations concerning the Operations, operating expenditures, and the hiring and dismissal of personnel.
3.4 Nuinsco will not be liable to Campbell or any other Person for any claim, loss, damage or other liability whatsoever relating to any act or omission in the conduct of its activities, except as the same may arise out of the gross negligence or wilful or dishonest acts or omissions of Nuinsco, its employees, servants or agents. Without limiting the generality of the foregoing, it is acknowledged and agreed that Nuinsco shall not be liable to any creditor of Campbell and, at the request of Nuinsco, Campbell shall obtain a written acknowledgment confirming the foregoing from any Person identified, from time to time, by Nuinsco.
3.5 Nuinsco and any Person who is serving or has served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of Nuinsco shall be indemnified and saved harmless by Campbell against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by Nuinsco pursuant to this Agreement (unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence), and/or any of the Operations or other activities carried out on, in, under or in respect of any of the Properties.
3.6 Without limiting the generality of Section 3.5, Campbell shall be liable for all liabilities (known or unknown, contingent or otherwise), claims, damages, obligations, costs and expenses of whatsoever nature or kind relating to or arising out of:
3.6.1 the conduct of Operations and other activities on, in or under each Property; and
3.6.2 the environmental protection, clean-up, remediation, and reclamation of each Property resulting from or relating to such activities including, but not limited to, the obligations and liabilities arising out of or related to:
(a) the disturbance or contamination of land, water (above or below surface) or the environment by exploration, mining, processing or waste disposal activities;
(b) any failure to comply with all past, current or future governmental or regulatory authorizations, licenses, permits, and orders and all non-governmental prohibitions, covenants, contracts and indemnities; and

(c) any act or omission causing or resulting in the spill, discharge, leak, emission, ejection, escape, dumping or release of hazardous or toxic substances, materials, or wastes as defined in any federal, provincial, or local law or regulation in connection with or emanating from each Property.
ARTICLE 4
OPERATING PLAN
4.1 Prior to the beginning of each budget period Nuinsco will assist Campbell in the preparation of an operating plan for each Property for the ensuing budget period containing the information described below (an “Operating Plan”). Each Operating Plan will contain, with reference to the budget period to which it relates, the following:
4.1.1 a plan of the mining operations, including particulars of any special items such as:
(a) capital expenditures;
(b) a major increase in the capacity of Facilities,
(c) additional general exploration of the Property outside the area of the mine,
(d) opening and equipping an additional mine or mines on the Property, or
(e) a material departure from previous development Programs or Operating Plans;
4.1.2 a detailed estimate of all operating costs plus a reasonable allowance for contingencies; and
4.1.3 an estimate of the quantity of Product to be produced.
ARTICLE 5
REMUNERATION/REIMBURSEMENT OF NUINSCO
5.1 Nuinsco will be entitled to a fee calculated and payable in accordance with Article 6;
5.2 In addition to the fees referred to above under Section 5.1, Nuinsco will be reimbursed for all reimbursable costs incurred by it (as defined in Section 5.3) hereunder. Such reimbursement will be paid by Campbell at the end of each month in which the reimbursable cost is disbursed.
5.3 For the purposes of this Article 5:
“reimbursable cost” means, in relation to Nuinsco, the total of all costs reasonably and necessarily incurred by Nuinsco in providing services pursuant to this Agreement, including, without limiting the generality of the foregoing, all salaries, wages and bonuses paid to employees of Nuinsco (other than the Executives) who are employed for the benefit of a Property, the cost of all benefits relating to those employees and payments of taxes, workers’ compensation insurance premiums and other insurance premiums, all costs associated with the employment of such employees, travel, food and accommodation expenses of Nuinsco’s officers and employees (including the Executives), the cost of materials or services supplied by any third party at arm’s length to Nuinsco (including, without limitation, the contractors referred to in Section 3.1.1(c)). Such costs will be calculated at rates and charges determined in accordance with the actual cost accounting system, policies and practices of Nuinsco which prevail from time to time, provided that travel, food and accommodation costs incurred by Nuinsco’s officers and employees (including the Executives) and the cost of any materials or services supplied by a third party at arm’s length to Nuinsco will be charged out on an actual cost basis. “Reimbursable cost” shall also include all legal fees and disbursements (including those relating to the drafting of all agreements between Nuinsco and Campbell (including this agreement)) and all advisory and consulting fees paid or incurred by Nuinsco in connection with the Operations of the Properties and the financing thereof.
ARTICLE 6
MANAGEMENT FEE
6.1 Nuinsco will be entitled to a fee payable by Campbell equal to:
6.1.1 an initial payment of two million Common Shares, the receipt of which is hereby acknowledged by Nuinsco;
6.1.2 one million Common Shares to be issued and delivered to Nuinsco forthwith following the closing of the Equity Funding; and
6.1.3 a monthly fee of $25,000.00 (plus applicable GST) and 200,000 Common Shares (up to a maximum of 4 million Common Shares) to be paid or issued and delivered, as applicable, in advance, on the first day of each month commencing on May 1, 2006, together with any additional fee payable pursuant to Section 2.2.
In addition to the foregoing and notwithstanding anything contained herein to the contrary, Campbell shall reimburse Nuinsco for 100% of the monthly salary paid by Nuinsco to, and Nuinsco’s payroll burden of, Normand Lecuyer until September 1, 2006.
6.2 If and whenever at any time after the date hereof, Campbell subdivides its outstanding Common Shares into a greater number of shares, consolidates its Common Shares into a smaller number of shares, reclassifies or redesignates the Common Shares, changes the Common Shares into other shares or into other securities, consolidates, amalgamates or merges with or into another corporation or other Person, the class and number of securities which Nuinsco shall thereafter be entitled to receive pursuant to Section 6.1 shall be adjusted, in each case, such that Nuinsco shall be entitled to receive the aggregate number of shares, other securities and/or other property which Nuinsco would have been entitled to receive as a result of any of such events, if, on the effective date of such event, Nuinsco had been the registered holder of the number of Common Shares to which it was entitled to receive immediately prior to such event. Upon each such event, the provisions of this Article 6 with respect to the rights and interests thereafter of Nuinsco to receive shares, other securities and/or other property will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities and/or other property thereafter deliverable to Nuinsco pursuant to Section 6.1. The adjustments provided for in this Section 6.2 are cumulative.
6.3 Campbell shall not enter into any transaction whereby all or substantially all of its undertakings, property and assets will become the property of any other corporation (herein called a “Successor Corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction Campbell and the Successor Corporation shall have executed such instruments and done such things as, in the opinion of counsel to Nuinsco, are necessary or advisable to establish that upon consummation of such transaction the Successor Corporation will have assumed all the covenants and obligations of Campbell under this Article 6, and this Agreement will be a valid and binding obligation of the Successor Corporation entitling Nuinsco, as against the Successor Corporation, to all of its rights hereunder.
ARTICLE 7
DURATION OF AGREEMENT AND TERMINATION
7.1 Subject to the following sections of this Article 7, this Agreement will take effect as of May 1, 2006 and will continue until April 30, 2007 and thereafter Nuinsco shall be entitled to terminate this Agreement upon 30 days’ prior notice to Campbell and Campbell shall be entitled to terminate this Agreement upon 180 days’ prior notice to Nuinsco.
7.2 Notwithstanding Section 7.1 and subject to Section 7.3, this Agreement may be terminated by a party in the event that:
(a) the other party is in material breach or default of a provision of this Agreement;
(b) the other party is wound up or dissolved;
(c) the other party:
A.	institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

B.	files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

C.	consents to the appointment of a receiver, liquidator, manager or assignee in bankruptcy; or

D.	makes an assignment for the benefit of its creditors generally;

(d) a court having jurisdiction enters a decree or order adjudging the other party a bankrupt or insolvent or for the appointment of a receiver, manager or assignee in bankruptcy; or
(e) any proceeding with respect to the other party is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors’ Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.
7.3 In the event of any of the events referred to in Section 7.2 occurring, the party not in default will, within thirty (30) days of becoming aware of such event give notice (a “Default Notice”) to the party in default specifying the default in reasonable detail. The party in default will, within forty-five (45) days of receipt of any Default Notice, cure the default in a reasonable manner, or take reasonable steps to cure such default.
7.4 Upon the termination of this Agreement for any reason whatsoever, subject to Section 7.5, both parties will be released and discharged from any further performance of their respective obligations under this Agreement, without prejudice to any right and obligation of either parties accrued or accruing up to the effective time of such termination.
7.5 Notwithstanding the termination of this Agreement for any reason whatsoever, the obligations of the parties and the other provisions set forth in Sections 3.5 and 3.6 and Article 6, Article 9 and Article 10 will remain in full force and effect, enforceable in accordance with their terms.
ARTICLE 8
FORCE MAJEURE
8.1 Except for the obligation to make payments and issue and deliver Common Shares when due hereunder, the obligations of a party shall be suspended to the extent and for the period that performance is prevented by: any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of environmental laws; action or inaction by any federal, provincial or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the party seeking the approval or authorization; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing (a “Force Majeure”).

8.2 A party relying on the provisions of Section 8.1 will promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof (a “Force Majeure Notice”), whereupon (a) such party will not be required to perform its obligations hereunder to the extent and for so long as such obligations cannot be performed by reason of the incidence of Force Majeure and (b) all time limits imposed hereunder in respect of such obligations will be extended from the date of delivery of such notice by a period equivalent to the period during which such obligations cannot be performed by reason thereof.
8.3 A party relying on the provisions of Section 8.1 will take all reasonable steps to eliminate the incidence of Force Majeure, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted competent authority or to perform its obligations under this Agreement if any Force Majeure event renders performance commercially impracticable. A party relying on the provisions of Section 8.1 will give written notice to the other as soon as such Force Majeure event ceases to exist.
8.4 If any party is excused from performance in accordance with Section 8.1 for a continuous period of 12 months from the date of the Force Majeure Notice given by it, then either party may at any time thereafter, and provided performance is still excused, give notice to the other party terminating this agreement with effect from the date of receipt of such notice.
ARTICLE 9
CONFIDENTIALITY
9.1 All matters concerning the execution, contents and performance of the Agreement and the Properties shall be treated as and kept confidential by the parties and shall only be disclosed as provided in this Article 9.
9.2 If either party or an Affiliate thereof, by reason of any legal requirement or requirement of any regulatory body having jurisdiction over a party, must disclose any matter concerning the execution or content of this Agreement or the Properties, then the affected party shall, prior to making any disclosure, forward the text of the disclosure to the other party. The other party shall, to the maximum extent practical, be given the opportunity to make reasonable suggestions for changes therein. The disclosing party shall consider said suggestions and, to the extent practicable, advise the other party prior to the disclosure if said suggestions are not to be the incorporated into the disclosure.
9.3 Either party or an Affiliate thereof may disclose confidential information to:
9.3.1 public or private financing agencies or institutions; or
9.3.2 consultants, contractors or subcontractors which a party may engage;
provided that in any such case only such confidential information as such Person shall have a legitimate business need to know shall be disclosed and further provided that the Person shall first enter into a written agreement with the party receiving the information to protect the confidentiality of such information.
9.4 Notwithstanding the generality of the foregoing, each party shall be free to utilize information or knowledge obtained pursuant to the Agreement in connection with the conduct by such party for exploration or mining operations for its own benefit and account or for the benefit and account of any other Person.
ARTICLE 10
GENERAL
10.1 Neither Campbell nor Nuinsco will assign this Agreement or any of its rights or benefits hereunder. Notwithstanding the foregoing, Nuinsco may assign or otherwise transfer this Agreement and all of its rights and benefits hereunder to an Affiliate if such Affiliate agrees in writing with Campbell to be bound by and perform all of the obligations and responsibilities of Nuinsco hereunder.
10.2 Any notice which may be or is required to be given under the terms of this Agreement shall be in writing and shall be effective:
10.2.1 when personally delivered upon any party at the address designated by it for such service;
10.2.2 on production of a facsimile transmission report by a machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient being notified for the purposes of this clause; or
10.2.3 five (5) Business Days after the same shall have been deposited in the mail properly addressed, certified or registered with return receipt requested and postage prepaid, unless at the time of such posting or within five (5) Business Days thereafter, any strike, labour dispute or similar disruption of mail service shall come into effect, in which event such notice shall not be valid.
The addresses for notice will be as follows:
To Campbell:
1155, University, Ste. 1405
Montreal, Quebec H3B 3A7
Attention:      President
Facsimile No: (514) 875-9764

To Nuinsco:
80 Richmond Street West
Suite 1802
Toronto ON M5H 2A4
Attention:     President
Facsimile No: 416-626-0890
Any party may change the addresses for such notice by giving the other party notice of such change in accordance with the foregoing.
10.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the courts of the Province of Ontario
10.4 Nothing contained in this Agreement will, except to the extent specifically authorized hereunder, be deemed to constitute either party a partner, an agent or legal representative of the other. It is intended that this Agreement will not create the relationship of a partnership among the parties and that no act done by either pursuant to the provisions hereof will operate to create such a relationship.
10.5 No delay or forbearance by any party in exercising any right, power or remedy under this Agreement shall impair or be construed as a waiver of such right, power or remedy. Any waiver by one party of the obligations of another party under this Agreement shall be in writing, signed by the party giving the waiver and shall not affect obligations of any other party not specified in such waiver. Any single or partial exercise of any such right, power or remedy shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
10.6 The illegality, invalidity or unenforceability to any extent of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision. The parties shall negotiate in good faith with a view to agreeing one or more provisions which may be substituted for any such invalid, illegal or unenforceable provision and which are satisfactory to all relevant competent authorities and produce as nearly as is practicable in all circumstances the appropriate balance of the commercial interests of the parties.
10.7 In computing any period of time under this Agreement the day of the act, event or default from which such period begins to run shall be included. If the last day of the period so computed is not a Business Day then, unless this Agreement provides otherwise, the period shall run until the end of the next Business Day. Unless this Agreement provides otherwise, any payment falling due on a non-Business Day shall be deemed to be due and payable on the following Business Day.
10.8 The rights and remedies provided in this Agreement are cumulative and are not exclusive of any rights and remedies provided by law including any right to claim damages.

10.9 This Agreement and the documents to be entered into pursuant to it constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior agreement between them with respect to such subject matter.
10.10 The parties hereto specify that it is their express wish that this Agreement and other related documents be drawn up and executed in English. LES PARTIES SIGNANT CETTE CONVENTION RECONNAISSENT QU’ELLES ONT EXIGE QUE CETTE CONVENTION DE MEME QUE TOUS LES AUTRE DOCUMENTS S’Y RAPPORTANT SOIENT REDIGES ET EXECUTES EN LANGUE ANGLAISE
10.11 This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, permitted assigns and legal representatives.
10.12 This Agreement may not be amended except by execution and delivery of an instrument in writing signed by each of the parties. No waiver by either party of any of its rights hereunder will be effective unless made in writing, and no such waiver will be construed as, nor constitute, a continuing waiver of such right, nor a waiver of any other right hereunder.
10.13 This Agreement may be executed in several counterparts, each of which will be deemed to be an original, but all such counterparts together will constitute one and the same instrument.
     IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

CAMPBELL RESOURCES INC.

Per:	/s/ André Fortier

Name: André Fortier
Title: CEO

NUINSCO RESOURCES LIMITED

Per:	/s/ René Galipeau

Name: René Galipeau
Title: CEO

SCHEDULE ‘A”
Properties